Exhibit (a)(78)

JOHN HANCOCK VARIABLE INSURANCE TRUST

Termination of

Series of John Hancock Variable Insurance Trust

The undersigned, constituting a majority of the Trustees of John Hancock Variable Insurance Trust, a Massachusetts business trust (the “Trust”), acting pursuant to power conferred on the Trustees by the Agreement and Declaration of Trust of the Trust dated September 29, 1988, do hereby terminate and abolish the series of the Trust set forth below and the establishment and designation thereof.

a.	Fundamental Value Trust
b.	Natural Resources Trust
c.	Bond PS Series

In witness whereof, the undersigned have executed this instrument in duplicate original counterparts and have caused a duplicate original to be lodged among the records of the Trust this 22nd day of December, 2014.

/s/ Charles L. Bardelis	/s/ Craig Bromley
Charles L. Bardelis	Craig Bromley

/s/ Peter S. Burgess	/s/ William H. Cunningham
Peter S. Burgess	William H. Cunningham

/s/ Grace K. Fey	/s/ Theron S. Hoffman
Grace K. Fey	Theron S. Hoffman

/s/ Deborah C. Jackson	/s/ Hassell H. McClellan
Deborah C. Jackson	Hassell H. McClellan

/s/ James M. Oates	/s/ Steven R. Pruchansky
James M. Oates	Steven R. Pruchansky

/s/ Gregory A. Russo	/s/ Warren A. Thomson
Gregory A. Russo	Warren A. Thomson

The Agreement and Declaration of Trust of the Trust, dated September 29, 1988, a copy of which together with all amendments thereto is on file in the office of the Secretary of The Commonwealth of Massachusetts, provides that this instrument was executed by the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of them or the shareholders of the Trust individually, but are binding only upon the assets belonging to the Trust, or the particular Series of Shares in question, as the case may be.